Exhibit 99.2

SPI Energy Co., Ltd. Announces Management Changes

Hong Kong, February 14, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that effective as of February 13, 3017, Mr. Tairan Guo is appointed as a senior vice president of the Company and the Chief Financial Officer (“CFO”). Mr. Guo replaces Mr. Paul Liang as the CFO.  Mr. Liang has been appointed as a vice president of finance to oversee the Company’s financing activities effective as of February 13, 2017.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+86 21 8012 9135